SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)

Restoration Hardware, Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
760981100
(CUSIP Number)
__________________

William R. Harker, Esq.
Sears Holdings Corporation
3333 Beverly Road
B6-210B
Hoffman Estates, Illinois 60179
(847) 286-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
__________________

November 23, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 760981100		SCHEDULE 13D	(Page 2 of 4)

1	NAME OF REPORTING PERSON/
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Sears Holdings Corporation
EIN: 20-1920798

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
	TO ITEM 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
5,307,832

NUMBER OF	8	SHARED VOTING POWER
SHARES		0
BENEFICIALLY
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER
REPORTING		5,307,832
PERSON WITH
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,307,832

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.67%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

          This Amendment No. 1 (the “Amendment”) amends the Statement on Schedule 13D filed on November 19, 2007 with the Securities and Exchange Commission (“SEC”) by Sears Holdings Corporation (“Sears Holdings”), a corporation organized under the laws of Delaware (the “Schedule 13D”).

          This Amendment is filed with respect to the common stock, par value $0.0001 per share (the “Shares”), of Restoration Hardware, Inc. (“Issuer”), and is filed to reflect information required by Rule 13d-2 under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the Shares. The principal executive office of the Issuer is located at 15 Koch Road, Suite J, Corte Madera, California 95925.

Item 4. Purpose of Transaction

          Item 4 is hereby supplemented and amended by the insertion of the following after the second paragraph thereof:

          On November 23, 2007, Sears Holdings sent a letter to the Special Committee of the Board of Directors of the Issuer (the “November 23 Letter”) providing the Special Committee, at its request, with a proposal to offer holders of Shares of the Issuer $6.75 per Share in cash via a tender offer, subject to the terms set forth in the November 23 Letter. The November 23 Letter also stated that Sears Holdings would contemplate entering into a merger agreement on terms substantially similar to the Home Merger Agreement (as defined in the Schedule 13D), modified as necessary to accommodate a tender offer structure and with a lower, more reasonable break-up fee than contained in the Home Merger Agreement. The November 23 Letter also reiterated Sears Holdings’ request to the Issuer to enter into a confidentiality agreement with the Issuer on terms permissible under the Home Merger Agreement and indicated Sears Holdings’ willingness to agree to a customary “standstill” provision in such confidentiality agreement, subject to an exception which would enable Sears Holdings to commence a tender offer for all of the Shares only at a price greater than that offered pursuant to the Home Merger Agreement. After sending the November 23 letter, representatives of Sears Holdings and the financial advisor for the Issuer and counsel to Sears Holdings and counsel to the Issuer and counsel to the Special Committee engaged in discussions about the confidentiality agreement and Sears Holdings’ proposal. On Sunday, November 25, 2007, the Special Committee informed Sears Holdings that it was unwilling to enter into a confidentiality agreement providing for the superior tender offer exception sought by Sears Holdings. A copy of the November 23 Letter is attached hereto as Exhibit 1 and incorporated by reference into this Item 4.

Item 7. Material to Be Filed as Exhibits

          Item 7 is hereby amended to include the following exhibit, attached hereto:

Exhibit 1          Letter from Sears Holdings to the Special Committee of the Board of Directors of Issuer, dated November 23, 2007

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEARS HOLDINGS CORPORATION

Date: November 26, 2007

By: /s/ William R. Harker
	Name:	William R. Harker
	Title:	Senior Vice President, General Counsel
and Corporate Secretary